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                                      Filed by SmartForce Public Limited Company
                                   pursuant to Rule 425 under the Securities Act
                                            of 1933 and deemed filed pursuant to
                           Rule 14a-12 under the Securities Exchange Act of 1934
                                          Subject Company: SkillSoft Corporation
                                                   Commission File No. 000-28823

On June 11, 2002, SmartForce prepared the following document to answer additional questions that may be asked by SmartForce employees related to the planned merger between SkillSoft Corporation and a wholly owned subsidiary of
SmartForce:

What have we announced ?

We have just announced our intention to merge with SkillSoft in a "merger of equals" transaction. These means that, rather than one company acquiring the other, we are putting the two companies together as equal partners in a new entity. SmartForce shareholders will receive a premium in the transaction of approximately 30%, based on the most recent 30 days of trading. As a result, following the merger, 58% of the equity of the combined company will be held by SmartForce shareholders, and 42% by Skillsoft shareholders. The merger will be structured as a merger of SkillSoft into a newly-formed SmartForce subsidiary and accounted for as a purchase transaction.

The transaction is expected to close, following customary approvals, by the end of the third quarter of 2002.

Why is this a good deal and why do SmartForce and SkillSoft make good merger partners ?

This transaction, the largest of its kind in the e-Learning marketplace, brings together the clear industry leaders in content and learning solutions. The combined company will offer:

..    Full breadth of industry-leading IT, Enterprise Applications, Sales and
     CRM, Business Skills, Interpersonal Skills and Management content

..    "Beyond Training" productivity and job-support applications such as
     SmartForce SolutionSets and SkillSoft Referenceware

..    Leading market share, with well over half of the Global 5000 as customers

..    The largest sales and support force of any corporate e-Learning company

..    Industry leading technology and learning delivery/management platforms

..    The largest R&D group in the industry

..    Financial scale and critical mass

Customers are looking for a provider that can offer comprehensive e-Learning solutions, and who brings financial stability and long-term dependability. Together we are better positioned than any other player in the market to be their long-term partner for all e-Learning needs.

Long-term the combined company will enjoy substantial cost synergies and tremendous distribution leverage. We see strong cross-sell opportunities in our combined global customer base where customers are looking for a single source, comprehensive e-Learning solution provider.

Although no integration is easy, we are confident in our ability to integrate the companies with minimal disruption due to our familiarity with each other's business models, compatible corporate cultures and shared direct sales approach. The combined

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company brings together the strategic vision of the founders of e-Learning with one of the most experienced execution teams in the e-Learning marketplace.

Why is this merger happening at this time ?

e-Learning is an industry that is poised for consolidation, and many companies are at inflection points in terms of both investor confidence and solution offerings. We intend to be a leader in this consolidation phase, not a follower.

This transaction allows us to clearly define ourselves as the industry leader with the only comprehensive range of e-Learning solutions across most critical enterprise functions and business processes.

While both companies have considered several other opportunities for consolidation, this is the combination that both companies agree has the most potential for success.

In addition we believe that, given the current challenging market environment, this is precisely the time to consolidate and prepare for disproportionate potential gains as the market begins to stabilize and return to growth.

Why does this deal make more sense than the recently-terminated
SmartForce/Centra deal ?

The primary difference between this deal and the SmartForce/Centra transaction is that it is a merger of two companies in a broadly similar business - e-Learning solutions - who have both evolved from a predominantly content-focused background, versus integration with Centra who are a technology/infrastructure company. We believe there is much more obvious and immediate synergy with SkillSoft in terms of product offerings with a reduced dependence on technical integration. A merger with SkillSoft therefore leverages the core content aspect of each business to create the industry's most comprehensive solutions.

Does this mean that we will be a content-only company going forward?

No. Content has always been a core focus for both companies, as indeed it is a core focus for the e-Learning industry and for customers' e-Learning initiatives at large. Content, after all, is what provides the ultimate delivery of knowledge and skills transfer.

However, both companies have always recognized the importance of the other key components of a successful e-Learning solution or initiative - enabling technologies, supporting software, custom content, customization capabilities and e-Learning services offerings - and we have individually pursued strategies (in-house development, alliance, partnership, acquisition, etc.) to ensure that we can offer comprehensive, high-quality and high-value solutions. This focus will continue and expand.

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Who will comprise the Management team of the new company ?

We firmly believe that this merger brings together a management team with the best track-record and most extensive experience in this industry, arguably the only team with experience in building and sustaining successful e-Learning businesses. This is the intended executive team, and their respective roles:

         Greg Priest, Chairman and Chief Strategy Officer (SMTF)
         Chuck Moran, President and CEO (SKIL)
         Tom McDonald, EVP and CFO (SKIL)
         Jeff Newton, EVP of Complex Solutions (SMTF)
         Jerry Nine, EVP of Content Solutions (SKIL)
         Paul Henry, EVP of Corporate Marketing and Customer Service (SMTF) Colm Darcy, EVP of Content Development (SMTF)
         Mark Townsend, EVP of Software Development (SKIL)

What do we see as the main areas for potential with this merger ?

First, there are clear cross-sell and up-sell opportunities. Of the SmartForce customer base of some 2,500 corporate customers, only about 200 are currently Skillsoft customers. This obviously gives us access to over 2,000 SmartForce customers who will have potential interest in new content and learning solutions based on SkillSoft's offerings.

Similarly, SkillSoft has about 300 customers who do not use SmartForce, so there is further potential here.

We believe that the combined operation will have by far the broadest offering of e-Learning solutions in the industry. SmartForce's historic strength is in IT, with recent strength in the sales and CRM arenas. SkillSoft's historic strength is in interpersonal and management skills. Between the two of us, we will have by far the industry's strongest and comprehensive corporate e-Learning offering. This, we believe, will allow us to potentially capture a far greater share of corporate spend on learning and training solutions.

We also believe that the combination of assets - content, technology and services - of the two companies will give us scope to further develop our "beyond training" applications - SolutionSets from SmartForce and Referenceware (Books24x7) from SkillSoft - and to jointly develop brand new offerings, in new solution areas, that leverage these assets.

How, in broad terms, will the integration be handled ?

During the period from now to the close of the transaction (anticipated late Q3, 2002), we will continue to operate as separate companies. We have already had executives from both companies working to determine how we will bring our companies together and have made substantial progress. Over the period from now until the closing, we will

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work to fill out an even more detailed integration plan to address specific plans across all of the functional areas - development, sales, marketing, support, finance and administration.

It is too early to announce specific plans, but our intent is that we will continue, through Q4 this year, to sell and support our customer bases independently, but seek to leverage cross-sell and up-sell opportunities during this period. On this basis a tighter integration of the two companies will take place from 2003.

As part of the integration it is intended that we will extend our 2002 sales year to January 31, 2003 coincide with SkillSoft's sales year.

Where will the combined operation be headquartered?

Corporate headquarters will continue to be in Dublin, Ireland. US Headquarters will move to Nashua, NH where Chuck Moran, CEO and Tom McDonald, CFO are based. Redwood City, CA will however remain an important center, and will be where the Complex Solution sales business, Content Development, Corporate Marketing and Customer Services groups are headquartered.

How does this transaction affect any of our existing content, distribution or technology partnerships? Will there be any specific relationships the combined company can leverage that are not possible today?

We anticipate that most of our respective, existing partnerships will continue. We do not envisage any potential new partnerships only now becoming a possibility, but we will clearly represent a "powerhouse" in the industry that may give us an extra "edge" in forging such alliances. This merger clearly underscores the commitment we have made to openness, interoperability and superior learning experience as key focus areas for development.

How many employees will the combined operation have?

SkillSoft has 314 employees, and SmartForce has 1,481, creating a total combined workforce of 1,795.

Will the company name change?

It is our current intent to select a new name for the combined company. Various alternatives are currently being examined, and a final decision on the new name has not been made.

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What will happen to my stock and stock options?

SmartForce stock will be the surviving stock in this merger, so you will continue to own any stock, or stock options granted to you, exactly as before.

Do you expect there to be job cuts as part of the merger?

Obviously there will be some clear synergies expected as a result of the merger. While many of these will be in terms of the increased revenue opportunities we anticipate, there will also be some areas of duplication in our cost base that we may need to address.

It should be stressed that the level of cost reductions we need to make will be determined, in large part, by the anticipated timing and extent of the turnaround in the economy, by our sales (revenue and contract value) success in the coming weeks and months and by the speed at which we can start to see the revenue upside synergies that we believe now become an opportunity for us with this merger.

What do I do if I am engaged in an existing sales situation competing against SKIL?

During the period from now to the close of the deal (anticipated late Q3, 2002) we will continue to operate as separate companies at both the sales and operational levels. You should therefore effectively behave as if there were no intended merger, and compete for customer and prospect deals as you would prior to the announcement yesterday. To the extent that we compete, SmartForce, SkillSoft and their respective employees are under a remaining obligation under the antitrust laws to continue to aggressively compete for sales.

Upon the close of the transaction we will provide further guidance for any competitive situations, should they arise, and communicate details of any co-operation alliances that are then put in place.

If anything changes in respect of the above it will be fully communicated at that time.

Why did we (SMTF) opt to do this deal now, at a point in out history where the valuation of the company is so low?

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We have talked many times in the past about "defining moments", inflection points and the challenges of adversity. The current point in time reflects such a moment. And we have chosen to be bold and innovative in our approach. Rather than the long, hard "slog" to share price recovery that would be the more conventional and conservative approach, we have chosen this point in time to rewrite some of the rules within our industry and "break through" into a new paradigm, one that we believe could radically change not only the shape of our respective companies but also the industry as a whole.

Additionally, we firmly believe that now, while the market is somewhat depressed, is the perfect time to position ourselves, and to build the "go forward" organization, that will be positioned for disproportionate success as the economy generally, and the corporate learning market specifically, start to recover.

What about communicating to our customers ?

An email has been sent to from Greg to all of our customers logged in Siebel.

We have also set up a merger information piece on the website - www.smartforce.com - to where any requests for information should be directed. You can feel free to communicate anything in this email, or anything made available publicly through the website, to any of your customer contacts.

As usual, however, if there are specific customer questions, or questions from press or analysts, that fall outside of what's covered in these documents, please direct them initially to me at paul_henry@smartforce.com.

Paul Henry
Executive Vice President

SmartForce  -  Learning Solutions for the Human Enterprise

Tel: + 1 650 817 5873
Fax: + 1 650 817 5887
e-mail: paul_henry@smartforce.com

www.smartforce.com
------------------

Additional Information And Where To Find It

SmartForce intends to file a registration statement on Form S-4 in connection with the transaction, and SmartForce and SkillSoft intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of SmartForce and SkillSoft are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about SmartForce, SkillSoft and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from SmartForce or SkillSoft. SmartForce


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and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of SmartForce and SkillSoft in favor of the transaction. SkillSoft and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of SmartForce and SkillSoft in favor of the transaction.As of May 31, 2002, SmartForce's directors and executive officers beneficially owned approximately 4.5 percent of SmartForce's outstanding voting stock. Information regarding SkillSoft's executive officers is contained in SkillSoft's Form 10-K for the year ended January 31, 2002 and its proxy statement dated May 13, 2002, which are filed with the SEC. As of May 31, 2002, SkillSoft's directors and executive officers beneficially owned approximately 43 percent of SkillSoft's outstanding common stock. A description of employment agreements and other interests of the SmartForce and SkillSoft directors and officers will be available in the Registration Statement and the Join Proxy Statement/Prospectus.

In addition to the registration statement on Form S-4 to be filed by SmartForce in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of SmartForce and SkillSoft in connection with the transaction, each of SmartForce and SkillSoft file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by SmartForce and SkillSoft with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from SmartForce or SkillSoft.

Forward Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding expected synergies, the effect of the merger on long-term customer and shareholder value, the ability to grow revenues and profits, the return on training investments for the companies' customers, timing of closing, industry ranking, execution of integration plans, management and organizational structure, the name of the combined company, and the tax effect to the shareholders of both companies. All forward-looking statements in this document are subject to risks, uncertainties and assumptions that could cause actual results or events to differ materially from those contained in the forward-looking statements. The factors that could cause actual results or events to differ include, but are not limited to, the possibility that the market for the sale of certain products and services may not develop as expected, that development of these products and services may not proceed as planned, that the transaction does not close, that the companies may be required to modify aspects of the transaction to achieve regulatory approval, that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty, that the parties opt for a different name for the combined company or that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies. Additional factors that could cause actual results or events to differ materially from those in the forward-looking statements are included in SmartForce's and SkillSoft's filings with the Securities and Exchange Commission, specifically SmartForce's annual report on Form 10-K for the year ended December 31,


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2001, SkillSoft's quarterly report on Form 10-Q for the quarter ended April 30,
2002, and subsequently filed reports. The forward-looking information provided by SmartForce in this document represents SmartForce's views as of June 11, 2002. SmartForce anticipates that subsequent events and developments may cause these views to change. However, while SmartForce may elect to update this forward-looking information at some point in the future, SmartForce specifically disclaims any obligation to do so. This forward-looking information should not be relied upon as representing SmartForce's views at any date subsequent to the date of this document.